Exhibit 1

FOR IMMEDIATE RELEASE

March 31, 2004

Contact Information:
Nissin Co., Ltd.
Hitoshi Higaki
Managing Director and General Manager,
Operations Control Div.
Tel: (Tokyo) +81-3-3348-2424
E-mail:Info-ir@nissin-f.co.jp

Notice Regarding Stock Acquisition of WEBCASHING.COM CO., LTD.

This is to notify that Nissin Co., Ltd. (“Nissin”) has agreed to purchase 2,280 shares (or 38.0%) of WEBCASHING.COM CO., LTD. (Head Office: Minato-ku, Tokyo; President: Tadatoshi Miyauchi; “webcashing.com”), a fully owned subsidiary of livedoor Co., Ltd. (Head Office: Shinjuku-ku, Tokyo; President and CEO: Takafumi Horie; Tokyo Stock Exchange Mothers Code 4753; “livedoor”). The agreement will see livedoor and Nissin work together to develop various business opportunities for webcashing.com.

The Nissin Group is focused on developing business opportunities targeted at owners of small-to-medium sized enterprises and have set out on a strategy to become a “Financial OEM”. The “Financial OEM” strategy combines Nissin’s know-how of the credit market for owners of small-to-medium sized enterprises with the brand power of companies in a variety of industries. With this strategy, Nissin is able to broaden its interaction with customers who have proactive funding needs, and to provide new financial services and expand its market.

On the other hand, the livedoor Group operates mainly as a provider of Internet-related services through its “livedoor” portal website. The firm continues to develop a business that aims to reform the existing Internet and related frameworks into a more efficient model.

This recent agreement for Nissin to invest in webcashing.com will combine Nissin’s know-how of the credit market for owners of small-to-medium sized enterprises with the various infrastructure, including networks, that livedoor operates. Through webcashing.com, it will enable the two companies to provide BtoB financial services and various financial products to meet the needs of existing and new commercial customers.

The Nissin Group will continue to strengthen alliances with innovative companies that have the ability to break away from the traditional business framework and promote credit-related businesses to owners of small-to-medium sized enterprises. Through this, Nissin will aim to expand the scope of its business as a new non-banking entity.

(Company Profile)

WEBCASHING.COM CO., LTD.

Head Office:	10-1 6-chome Roppongi Minato-ku, Tokyo
Established:	March 21, 2000
Capital:	300 million yen
Main Business:	Advertisement of finance on internet
Amount of Sales:	490 million yen (The year ended March 31, 2003)
Ordinary Income:	97 million yen (The year ended March 31, 2003)